UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 1, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a news release dated 29 July 2016 entitled ‘RESULT OF ANNUAL GENERAL MEETING’

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU on Friday 29 July 2016 at 11.00 am.

The results of polls on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2016	18,476,306,074	69.43%	18,466,010,129	99.94	10,295,945	0.06	216,387,187
2.	To re-elect Gerard Kleisterlee as a Director	18,578,527,697	69.82%	18,343,014,105	98.73	235,513,592	1.27	114,117,975
3.	To re-elect Vittorio Colao as a Director	18,671,823,172	70.17%	18,652,861,279	99.90	18,961,893	0.10	20,830,218
4.	To re-elect Nick Read as a Director	18,671,939,503	70.17%	18,364,406,210	98.35	307,533,293	1.65	20,705,723
5.	To re-elect Sir Crispin Davis as a Director	18,647,950,446	70.08%	18,623,994,985	99.87	23,955,461	0.13	44,672,626
6.	To re-elect Dr Mathias Döpfner as a Director	18,483,052,006	69.46%	15,870,012,186	85.86	2,613,039,820	14.14	209,584,746
7.	To re-elect Dame Clara Furse as a Director	18,644,320,768	70.07%	18,627,380,300	99.91	16,940,468	0.09	48,320,813
8.	To re-elect Valerie Gooding as a Director	18,643,330,114	70.06%	18,594,699,881	99.74	48,630,233	0.26	49,301,961
9.	To re-elect Renee James as a Director	18,504,804,447	69.54%	18,228,467,770	98.51	276,336,677	1.49	187,829,740
10.	To re-elect Samuel Jonah as a Director	18,504,277,834	69.54%	18,418,181,503	99.53	86,096,331	0.47	188,361,065
11.	To re-elect Nick Land as a Director	18,345,060,285	68.94%	18,265,752,390	99.57	79,307,895	0.43	347,575,084
12.	To elect David Nish as a Director in accordance with the Company’s articles of association	18,642,391,031	70.06%	18,602,197,123	99.78	40,193,908	0.22	50,212,328
13.	To re-elect Philip Yea as a Director	18,459,112,752	69.37%	18,035,233,242	97.70	423,879,510	2.30	233,485,622
14.	To declare a final dividend of 7.77 pence per ordinary share for the year ended 31 March 2016	18,677,396,541	70.19%	18,598,156,229	99.58	79,240,312	0.42	15,297,596
15.	To approve the Remuneration Report of the Board (other than the part relating to the directors’ Remuneration Policy, which was approved at the 2014 AGM) for the year ended	18,200,360,431	68.40%	17,640,195,555	96.92	560,164,876	3.08	492,289,893

	31 March 2016
16.	To reappoint PricewaterhouseCoopers LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company	18,495,717,669	69.51%	18,453,618,140	99.77	42,099,529	0.23	196,982,881
17.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor	18,673,980,382	70.18%	18,656,250,760	99.91	17,729,622	0.09	18,711,088
18.	To authorise the Directors to allot shares	18,636,287,569	70.04%	17,165,493,729	92.11	1,470,793,840	7.89	56,362,192
19.	To authorise the Directors to dis-apply pre-emption rights	18,626,412,294	70.00%	18,425,173,232	98.92	201,239,062	1.08	66,292,694
20.	To authorise the Directors to dis-apply pre-emption rights up to a further 5% for the purposes of financing an acquisition or other capital investment	18,627,701,155	70.00%	17,170,675,004	92.18	1,457,026,151	7.82	64,988,737
21.	To authorise the Company to purchase its own shares	18,553,057,818	69.72%	18,313,124,798	98.71	239,933,020	1.29	136,150,842
22.	To authorise political donations and expenditure	18,515,341,431	69.58%	18,064,453,976	97.56	450,887,455	2.44	176,467,815
23.	To authorise the Directors to call general meetings (other than annual general meetings) on a minimum of 14 clear days’ notice	18,520,506,594	69.60%	16,297,075,872	87.99	2,223,430,722	12.01	171,297,550

The number of ordinary shares in issue on 27 July 2016 (excluding shares held in Treasury) was 26,609,731,647.   Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 18 and 22 were passed as ordinary resolutions and Resolutions 19, 20, 21 and 23 were passed as special resolutions.

A copy of Resolutions 22 and 23, passed as special business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 1, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary